

SECURITIES AND EXCHANGE COMMISSION

05041740

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66233

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CHAMPLAIN ADVISORS, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

820 NORTH ST.
(No. and Street)

GREENWICH (City) CT (State) 06831 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

SEAN TWOMEY 212/686-7949, X111
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BAKAY, GREGORY H.
(Name – *if individual, state last, first, middle name*)

256 COLUMBIA TURNPIKE SUITE 213A (Address) FLORHAM PARK (City) NJ (State) 07932 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, SEAN C. TWOMEY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CHAMPLAIN ADVISORS, LLC, as of DECEMBER 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NANCY J. FILIPOW
NOTARY PUBLIC STATE OF NEW JERSEY
MY COMMISSION EXPIRES 10-25-05

Nancy J. Filipow
Notary Public

Sean C Twomey
Signature

Member
Title

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

CHAMPLAIN ADVISORS, LLC

FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2004

CHAMPLAIN ADVISORS, LLC

TABLE OF CONTENTS

Certified Public Accountant • Certified Valuation Analyst

256 Columbia Turnpike • Suite 213A • Florham Park, New Jersey 07932
Phone: 973-377-2117 • Facsimile: 973-377-0115

cpa

REPORT OF INDEPENDENT AUDITOR

To the Members of
Champlain Advisors, LLC

I have audited the balance sheet of Champlain Advisors, LLC as of December 31, 2004 and the related statements of income, members' capital, and cash flows for the year ended December 31, 2004. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Champlain Advisors, LLC at December 31, 2004, and the results of their operations, changes in members' capital and their cash flows for the year ended December 31, 2004, in conformity with accounting principles generally accepted in the United States.

Gregory Bakay

Gregory H. Bakay, CPA
Florham Park, New Jersey
February 24, 2005

CHAMPLAIN ADVISORS, LLC
BALANCE SHEET
DECEMBER 31, 2004

ASSETS	
Cash	$ 57,026
Receivables from Customers	152,677
Property and Equipment-Net of Accumulated Depreciation	33,109
TOTAL ASSETS	$ 242,812
LIABILITIES & MEMBERS' CAPITAL	
LIABILITIES:	
Accounts Payable	$ 2,927
MEMBERS' EQUITY:	
Members' Capital	71,053
Net Income	168,832
Total Members' Capital	239,885
TOTAL LIABILITIES & MEMBERS CAPITAL	$ 242,812

See accompanying notes and auditor's report.

CHAMPLAIN ADVISORS, LLC
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2004

REVENUES:	
Placement Success & Retainer Fees	$ 395,805
EXPENSES:	
Independent Consultants	109,250
Auto Expenses	14,201
Transportation Costs	23,403
Travel & Entertainment	14,257
Conferences	6,899
Telephone	10,456
Office Supplies	8,156
Data Processing	6,285
Corporation Fees	2,862
Professional Fees	14,521
Subscriptions	5,320
Bad Debts	369
Depreciation	8,636
Miscellaneous	802
Disposal of Fixed Assets	1,556
TOTAL EXPENSES	226,973
NET INCOME	$ 168,832

See accompanying notes and auditor's report.

CHAMPLAIN ADVISORS, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2004

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Income	$	168,832
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation		8,636
Loss on Abandonment of Property		1,556
DECREASES IN CASH BY:		
Increasing Accounts Receivables	(	144,749)
Decreasing Accounts Payable	(	20,768)
Total adjustments	(	155,325)
NET CASH PROVIDED BY OPERATING ACTIVITIES		13,507
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of Property	(	9,692)
NET CASH USED BY INVESTING ACTIVITIES	(	9,692)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Members' Capital Contributions		20,000
NET CASH PROVIDED BY FINANCING ACTIVITIES		20,000
NET INCREASE IN CASH		23,815
CASH AND EQUIVALENTS, Beginning		33,211
CASH AND EQUIVALENTS, Ending	$	57,026

See accompanying notes and auditor's report.

CHAMPLAIN ADVISORS, LLC
STATEMENT OF CHANGES IN MEMBERS' CAPITAL
FOR THE YEAR ENDED DECEMBER 31, 2004

Members' Capital - January 1, 2004	$ 71,053
Add:	
Net Income for the year ended December 31, 2004	168,832
Members' Capital - December 31, 2004	$ 239,885

See accompanying notes and auditor's report.

NOTE 1 - SUMMARY OF SIGNIFICIANT ACCOUNTING POLICIES

Nature of Operations

Champlain Advisors, LLC is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The principal business of Champlain Advisors, LLC is to advise alternative asset managers regarding capital raising and to arrange commitments from institutional investors to provide such capital. Champlain Advisors, LLC clients include managers of venture capital, leverage buyout and other types of alternative investments. The investors with whom the firm deals include public and private pension funds, endowments, trusts and foundations and other financial institutions.

Basis of Presentation

The statements are prepared in accordance with accounting principles generally accepted in the United States.

Revenue Recognition

Revenue is recognized based on the terms of contractual agreements with clients. Revenue is considered earned when capital is committed by investors and is attributable to the Company. Upon the commitment by investors of capital, it is understood that the Company has earned a non-refundable placement fee.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Trade Accounts Receivable

Trade accounts receivable are stated at the amount management expects to collect from outstanding balances. Management provides for probable uncollectible amounts through a charge to earnings and a credit to a valuation allowance based on its assessment of the current status of individual accounts. Management believes that all accounts receivable as of December 31, 2004 are fully collectible. Accordingly, no reserve for bad debts exists at December 31, 2004.

Property and Equipment

Property and equipment is stated at cost and depreciated principally by the straight-line method over the estimated useful lives of the assets. Management assesses the recoverability of the carrying amount of property and equipment if certain events or changes occur, such as a significant decrease in market value of the assets or a significant change in the business conditions in a particular market.

Income Taxes

The Company is treated as a partnership for federal income tax purposes. Consequently, federal income taxes are not payable by, or provided for, the Company. Members are taxed individually on their shares of the Company's earnings. The Company's net income or loss is allocated among the members in accordance with the regulations of the Company.

NOTE 2 – CONCENTRATION OF RISK

Champlain Advisors, LLC maintains its domestic checking account with a financial institution that insures cash balances of up to $100,000 through the Federal Deposit Insurance Corporation.

Major Customer

Revenue for 2004 includes fees from one major customer. The major customer accounted for 94.6 percent of total Company sales for 2004. Accounts receivable from this customer totaled 98.5 percent of total receivables as of December 31, 2004.

NOTE 3 - PROPERTY AND EQUIPMENT

Property and Equipment consist of the following:

Computer Hardware	$ 28,168
Furniture and fixtures	7,695
Software	9,791
	45,654
Less: Accumulated depreciation	12,545
Net Property and Equipment	$ 33,109

Depreciation amounted to $8,636 for the year ended December 31, 2004.

NOTE 4 - ACCOUNTS PAYABLE

Balance comprised of the following:

Trade Payables - Related Parties	$ 2,442
Trade Payables – Vendors	485
Total	$ 2,927

NOTE 5 - NET CAPITAL REQUIREMENTS

Champlain Advisors, LLC is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2004, Champlain Advisors, LLC had net capital of $ 54,099, which was $ 49,099 in excess of its required net capital of $ 5,000.

NOTE 6 - DEVELOPMENT STAGE OPERATIONS

The limited liability corporation was formed May 2003. Operations until December 2003 were devoted primarily to raising capital, obtaining membership in the National Association of Securities Dealers, and administrative functions. The limited liability corporation has two members who operate as a partnership.

CHAMPLAIN ADVISORS, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2004

NOTE 7 – SUPPLEMENTAL DISCLOSURES OF CASH FLOW STATEMENT

During the year ended December 31, 2004 cash payments for interest expense and income taxes were as follows:

Interest paid	$ -0-
Taxes paid	-0-
	-0-

Certified Public Accountant • Certified Valuation Analyst

256 Columbia Turnpike • Suite 213A • Florham Park, New Jersey 07932
Phone: 973-377-2117 • Facsimile: 973-377-0115

INDEPENDENT AUDITOR'S REPORT ON ADDITIONAL INFORMATION

To the Members of
Champlain Advisors, LLC

My report on my audit of the basic financial statements of Champlain Advisors LLC for 2004 appears on pages two through ten. That audit was conducted for the purpose of forming an opinion on the basic financial statements as a whole. The Computation of Net Capital and the Computation of Net Capital Requirements are presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Gregory Bakay

Gregory H. Bakay, CPA
Florham Park, New Jersey
February 24, 2005